Room 4561

	September 19, 2005

Mr. C.S. Park
Chief Executive Officer
Maxtor Corporation
500 McCarthy Boulevard
Milpitas, California 95035

Re:	Maxtor Corporation
	Registration Statement on Form S-3
	File No. 333-126454

	Form 10-Q for the quarter ended July 2, 2005
	File No. 0-27773

Dear Mr. Park:

      We have reviewed your above filings and have the following comments.

Registration Statement on Form S-3, File No. 333-126454

Our Rescission Offer

1. We note your response to comment no. 2 in our letter dated
August
1, 2005. Please provide a materially complete description of the offering and the circumstances leading to your conclusion that your sale of securities under your 1998 employee stock purchase plan may not have been exempt from registration or qualification under the Securities Act resulting in your possible noncompliance with federal securities law.

Form 10-Q for the quarter ended July 2, 2005

2. We note your response to comment no. 1 in our letter dated July 11, 2005 and your disclosure in your Form 10-Q filed August 4, 2005.
Notwithstanding the parenthetical after your initial use of the term
"complex, non-routine transaction" in your disclosure on page 43 of your Form 10-Q and your response that you had identified the transactions which required adjustments, your use of such term remains insufficient to inform investors as to the full nature of complex, non-routine transactions that may pose challenges to you. Your parenthetical and prior disclosure discloses some transactions which required adjustments, but the term is ambiguous as to what other transactions coming within the term "complex, non-routine transactions" may have caused or will cause problems for you if your identified weaknesses are not resolved. Please revise your disclosure to provide greater detail and specificity as to the types of transactions encompassed by the term "complex, non-routine transactions."


*              *              *              *


      As appropriate, please amend your filings and respond to the comments pertaining to your periodic report within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Diane Holt Frankle, Esq.
	John Saia, Esq.
	DLA Piper Rudnick Gray Cary US LLP
	2000 University Boulevard
	East Palo Alto, California 94303
	Telephone: (650) 833-2000
	Facsimile:  (650) 833-2001